INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2017

(Expressed in U.S. dollars)
(unaudited)

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NOTICE TO READER

These interim condensed consolidated financial statements of Loncor Resources Inc. as at and for the three and nine months ended September 30, 2017 have been prepared by management of Loncor Resources Inc. The auditors of Loncor Resources Inc. have not audited or reviewed these interim condensed consolidated financial statements.

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Loncor Resources Inc.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in U.S. dollars - unaudited)

	Notes	September 30, 2017	December 31, 2016
		$	$
Assets
Current Assets
Cash and cash equivalents		25,099	21,520
Advances receivable	5	210,697	98,352
Due from related parties	6	4,466	-
Prepaid expenses and deposits		79,874	67,971
Total Current Assets		320,136	187,843

Non-Current Assets
Property, plant and equipment	7	17,155	35,403
Exploration and evaluation assets	8	27,870,606	27,857,769
Intangible assets	9	1	1
Total Non-Current Assets		27,887,762	27,893,173

Total Assets		28,207,898	28,081,016

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable	11	443,984	403,613
Accrued liabilities		177,678	209,930
Due to related parties	6	47,545	127,909
Employee retention allowance	18	619,391	596,849
Loan	12	120,996	-
Current Liabilities		1,409,594	1,338,301

Common share purchase warrants	13c	88,343	85,633

Total Liabilities		1,497,937	1,423,934

Commitments	15

Shareholders' Equity
Share capital	13	77,286,874	77,048,991
Reserves		8,216,861	8,197,193
Deficit		(58,793,774)	(58,589,102)
Total Shareholders' Equity		26,709,961	26,657,082
Total Liabilities and Shareholders' Equity		28,207,898	28,081,016

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding		158,689,732	153,189,732

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

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Loncor Resources Inc.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in U.S. dollars - unaudited)

		For the three months ended		For the nine months ended
	Notes	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
		$	$	$	$
Expenses
Consulting, management and professional fees		17,233	28,648	72,575	132,162
Employee benefits		56,413	49,299	176,280	141,404
Office and sundry		(8,841)	7,353	17,324	35,687
Compensation expense-share-based payment	14	5,024	17,419	19,668	44,629
Travel and promotion		46,255	28,235	139,467	72,401
Depreciation		858	937	2,507	2,962
Interest and bank expenses		845	79	1,109	657
Gain on derivative instruments	13c	(145,295)	(38,543)	(233,028)	(26,417)
Foreign exchange loss/(gain)		(53,307)	(15,174)	8,887	28,387
		80,815	(78,253)	(204,789)	(431,872)
Interest income		22	108	117	275

Income/(Loss)		80,837	(78,145)	(204,672)	(431,597)

Comprehensive income/(loss) for the period		80,837	(78,145)	(204,672)	(431,597)

Income/(Loss) per share, basic and diluted	13d	0.00	(0.00)	(0.00)	(0.00)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

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Loncor Resources Inc.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in U.S. dollars - unaudited)

		Common shares				Total
	Notes	Number of	Amount	Reserves	Deficit	Shareholders'
		shares				equity
Balance at January 1, 2016		84,439,732	$76,240,994	$8,142,017	$(58,091,492)	$26,291,518

Loss for the period		-	-	-	(431,597)	(431,597)
Share-based payments		-	-	44,629	-	44,629
Common shares issued		68,750,000	807,997	-	-	807,997
Balance at September 30, 2016		153,189,732	$77,048,991	$8,186,646	$(58,523,090)	$26,712,547

Loss for the period		-	-	-	(66,012)	(66,012)
Share-based payments		-	-	10,547	-	10,547
Common shares issued		-	-	-	-	-
Balance at December 31, 2016		153,189,732	$77,048,991	$8,197,193	$(58,589,102)	$26,657,082

Loss for the period		-	-	-	(204,672)	(204,672)
Share-based payments		-	-	19,668	-	19,668
Common shares issued		5,500,000	237,883	-	-	237,883
Balance at September 30, 2017		158,689,732	$77,286,874	$8,216,861	$(58,793,774)	$26,709,961

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

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Loncor Resources Inc.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. dollars - unaudited)

		For the three months ended		For the nine months ended
		September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
	Notes
		$	$	$	$

Cash flows from operating activities
Income/(Loss) for the period		80,837	(78,145)	(204,672)	(431,597)
Adjustments to reconcile income/(loss) to net cash used in operating activities
Depreciation		858	937	2,507	2,962
Share-based payments - employee compensation	14	5,024	17,419	19,668	44,629
Loss/(gain) on derivative instruments		(145,295)	(38,543)	(233,028)	(26,417)
Employee retention allowance	18	10,240	2,513	20,092	22,898
Changes in non-cash working capital
Advances receivable		(337)	(19,292)	(112,345)	(39,468)
Prepaid expenses and deposits		10,527	5,749	(11,903)	(5,735)
Due from related parties		(392)	(1,763)	(4,466)	(2,264)
Accounts payable		22,344	(20,707)	41,674	66,785
Accrued liabilities		6,636	(2,196)	(32,252)	(48,628)
Net cash used in operating activities		(9,558)	(134,028)	(514,725)	(416,835)

Cash flows from investing activities
Disposition of capital assets		-	-	-	2,400
Purchase of capital assets		(1,510)		(1,510)
Expenditures on exploration and evaluation assets		(2,199)	(16,125)	(716,275)	(239,121)
Net cash used in investing activities		(3,709)	(16,125)	(717,785)	(236,721)

Cash flows from financing activities
Proceeds from share and warrant issuance, net of issuance costs		(75,421)	10,463	473,621	915,467
Loan	12	120,996	-	120,996	-
Due to related parties		(9,931)	(4,057)	(80,364)	(506,947)
Funds received from Randgold		-	-	721,836	250,786
Net cash provided from financing activities		35,644	6,406	1,236,089	659,306

Net increase/(decrease) in cash during the period		22,377	(143,747)	3,579	5,750
Cash and cash equivalents, beginning of the period		2,722	157,752	21,520	8,255
Cash and cash equivalents, end of the period		25,099	14,005	25,099	14,005

Supplemental cash flow information (Note 17)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

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Loncor Resources Inc.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2017
(Expressed in U.S. dollars, except for per share amounts - unaudited)

1.	CORPORATE INFORMATION

Loncor Resources Inc. (the "Company") is a corporation governed by the Ontario Business Corporations Act. The principal business of the Company is the acquisition and exploration of mineral properties.

These interim condensed consolidated financial statements as at and for the three and nine months ended September 30, 2017 include the accounts of the Company and of its wholly owned subsidiaries in the Democratic Republic of the Congo (the “Congo”), Loncor Resources Congo SARL, and in the U.S., Nevada Bob’s Franchising, Inc., respectively.

The Company is a publicly traded company whose outstanding common shares are listed for trading on the Toronto Stock Exchange. The head office of the Company is located at 1 First Canadian Place, 100 King St. West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada.

2.	BASIS OF PREPARATION

a)	Statement of compliance

These interim condensed consolidated financial statements as at and for the three and nine month periods ended September 30, 2017 have been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The disclosure contained in these interim condensed consolidated financial statements does not include all the requirements in IAS 1 Presentation of Financial Statements (“IAS 1”). Accordingly, these interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements as at and for the year ended December 31, 2016, which include information necessary to understand the Company’s business and financial statement presentation.

b)	Continuation of Business

The Company had net income of $80,837 and a net loss of $204,672 for the three and nine months ended September 30, 2017 respectively (three and nine months ended September 30, 2016 – net loss of $78,145 and $431,597 respectively) and as at September 30, 2017 had a working capital deficit of $1,089,458 (December 31, 2016: $1,150,458).

The Company’s ability to continue operations in the normal course of business is dependent on several factors, including its ability to secure additional funding. Management is exploring all available options to secure additional funding, including equity financing and strategic partnerships. In addition, the recoverability of the amount shown for exploration and evaluation assets is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain financing to continue to perform exploration activity or complete the development of the properties where necessary, or alternatively, upon the Company’s ability to recover its incurred costs through a disposition of its interests, all of which are uncertain.

In the event the Company is unable to identify recoverable resources, receive the necessary permitting, or arrange appropriate financing, the carrying value of the Company’s assets and liabilities could be subject to material adjustment. Furthermore, certain market conditions may also cast significant doubt upon the validity of the going concern assumption.

These interim condensed consolidated financial statements do not include any additional adjustments to the recoverability and classification of certain recorded asset amounts, classification of certain liabilities and changes to the statements of comprehensive loss that might be necessary if the Company was unable to continue as a going concern.

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Loncor Resources Inc.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2017
(Expressed in U.S. dollars, except for per share amounts - unaudited)

c)	Basis of measurement

These interim condensed consolidated financial statements have been prepared on the historical cost basis, except for certain financial assets and liabilities which are presented at fair value.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently by all group entities and to all periods presented in these consolidated financial statements, unless otherwise indicated.

a)	Basis of Consolidation

i.	Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a company’s share capital. The financial statements of subsidiaries are included in the consolidated financial statements of the Company from the date that control commences until the date that control ceases. Consolidation accounting is applied for all of the Company’s wholly-owned subsidiaries (see note 4).

ii.	Transactions eliminated on consolidation

Inter-company balances, transactions, and any unrealized income and expenses, are eliminated in preparing the consolidated financial statements.

Unrealized gains arising from transactions with associates are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

b)	Use of Estimates and Judgments

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

c)	Newly Applied Accounting Standards

The following amended standard was adopted as of January 1, 2017:

•	IAS 7, “Statement of Cash Flows” (amendment).

The adoption of this amended standard did not have a significant impact on the Company’s consolidated financial statements.

d)	Accounting Standards Issued But Not Yet Effective

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

IFRS 9, Financial instruments (“IFRS 9”) was issued by the IASB on July 24, 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 is intended to reduce the complexity for the classification, measurement, and impairment of financial instruments. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9, except that an entity choosing to measure a financial liability at fair value will present the portion of any change in its fair value due to changes in the entity’s own credit risk in other comprehensive income, rather than within profit or loss. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. The mandatory effective date is for annual periods beginning on or after January 1, 2018. The Company is evaluating the impact of this standard on its consolidated financial statements.

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Loncor Resources Inc.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2017
(Expressed in U.S. dollars, except for per share amounts - unaudited)

IFRS 16, Leases (“IFRS 16”) was issued by the IASB in January 2016 and will replace IAS 17 Leases. IFRS 16 specifies the methodology to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. The mandatory effective date is for annual periods beginning on or after January 1, 2019. The Company is evaluating the impact of this standard on its consolidated financial statements.

4.	SUBSIDIARIES

The following table lists the Company’s subsidiaries:

Name of Subsidiary	Place of Incorporation	Proportion of Ownership Interest	Principal Activity
Loncor Resources Congo SARL	Democratic Republic of the Congo	100%	Mineral Exploration
Nevada Bob's Franchising, Inc.	Delaware, USA	100%	Dormant

5.	ADVANCES RECEIVABLE

	September	December 31,
	30, 2017	2016

Advances receivable	$210,697	$98,352

The balance of $210,697 pertains to advances to employees and suppliers (December 31, 2016 - $98,352).

6.	RELATED PARTY TRANSACTIONS

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation, and are not disclosed in this note.

a)	Key Management Remuneration

Key management includes directors (executive and non-executive), the Chief Executive Officer (“CEO”), the Chief Financial Officer, and the senior executives reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the three and nine months ended September 30, 2017 and September 30, 2016 was as follows:

	For the three months ended		For the nine months ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Salaries	$27,597	$34,709	$96,945	$102,758
Employee retention allowance	$2,300	$2,892	$8,079	$8,563
Compensation expense-share-based payments	$5,024	$17,419	$19,668	$44,629
	$34,921	$55,021	$124,692	$155,950

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Loncor Resources Inc.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2017
(Expressed in U.S. dollars, except for per share amounts - unaudited)

b)	Other Related Parties

As at September 30, 2017, an amount of $4,466 was due from KuuHubb Inc. (formerly Delrand Resources Limited), a company with common directors, incurred in connection with common expenses (December 31, 2016 - $nil).

As at September 30, 2017, an amount of $402 relating to advances provided to the Company was due to Arnold Kondrat, a director and officer of the Company (December 31, 2016 - $77,443).

As at September 30, 2017, an amount of $47,143 was due to Gentor Resources Inc. (a company with common directors) related to common expenses (December 31, 2016 - $49,085).

	September 30, 2017	December 31, 2016
Due from related party	$4,466	$-
Due to related parties	$47,545	$127,909

The amounts included in due from/to related party are non-interest bearing and are payable within 12 months.

7.	PROPERTY, PLANT AND EQUIPMENT

The Company’s property, plant and equipment are summarized as follows:

		Office &		Field camps
	Furniture &				Leasehold
		Communication	Vehicles	and		Total
	fixtures				improvements
		equipment		equipment
	$	$	$	$	$	$
Cost
Balance at January 1, 2016	151,786	102,692	11,707	425,003	84,906	776,094
Additions	-	-	-	-	-	-
Disposals	-	-	-	-	-	-
Balance at December 31, 2016	151,786	102,692	11,707	425,003	84,906	776,094
Additions	-	1,510	-	-	-	1,510
Disposals	-	-	-	-	-	-
Balance at September 30 2017	151,786	104,202	11,707	425,003	84,906	777,604

Accumulated Depreciation
Balance at January 1, 2016	129,249	101,834	11,707	366,323	84,906	694,019
Additions	4,181	857	-	41,634	-	46,672
Disposals	-	-	-	-	-	-
Balance at December 31, 2016	133,429	102,691	11,707	407,957	84,906	740,691
Additions	2,618	94	-	17,045	-	19,758
Disposals	-	-	-	-	-	-
Balance at September 30 2017	136,048	102,785	11,707	425,002	84,906	760,449

Carrying amounts
Balance at December 31, 2016	18,357	1	-	17,046	-	35,403
Balance at September 30, 2017	15,738	1,417	-	-	-	17,155

During the nine months ended September 30, 2017, depreciation in the amount of $17,252 (year ended December 31, 2016 - $42,819) was capitalized to exploration and evaluation assets.

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Loncor Resources Inc.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2017
(Expressed in U.S. dollars, except for per share amounts - unaudited)

8.	EXPLORATION AND EVALUATION ASSETS

	North Kivu	Ngayu	Total
Cost
Balance as at January 1, 2016	9,946,482	17,739,748	27,686,230
Additions	8,933	658,620	667,553
Earn-in Randgold payment	-	(646,014)	(646,014)
Balance as at December 31, 2016	$9,955,415	$17,752,354	$27,707,769
Additions	165,988	568,684	734,672
Earn-in Randgold payment	-	(721,836)	(721,836)
Balance as at September 30, 2017	$10,121,403	$17,599,202	$27,720,606

There is $150,000 of intangible exploration and evaluation expenditures as at September 30, 2017. The intangibles have not been included in the table above. There have not been any additions or disposals of intangible assets since January 1, 2014.

a.	North Kivu

The North Kivu project is situated in the North Kivu Province in eastern Congo to the northwest of Lake Edward and consists of 47 exploration permits covering approximately 13,000 square kilometres. All of these exploration permits are currently under force majeure due to the poor security situation, affecting the Company’s ability to carry out the desired exploration activities. The duration of the event of force majeure is added to the time limit for execution of obligations under the permits. Historical data has been compiled from the colonial period and outlined ten gold prospects for follow-up, the most prospective being the Manguredjipa prospect where 300,000 ounces of alluvial gold was mined during the colonial period. Other gold prospects warranting follow up include Lutunguru, Lubero, Makwasu, Lutela, Bilolo, Manzia, Mohanga and Ludjulu. Exploration estimates to date have not advanced to the stage of being able to identify the quantity of possible resources available for potential mining. Under force majeure, the Company has no tax payment obligations and does not lose tenure of mining titles until force majeure is lifted.

b.	Ngayu

The Ngayu project consists of 13 exploration permits and is found within the Tshopo Province in the northeast of the Congo, approximately 270 kilometers northeast of Kisangani. The Ngayu project covers part of the Ngayu Archaean greenstone belt which is one of a number of greenstone belts in the north-east Congo Archaeancraton that includes the Kilo and Moto greenstone belts. These Archaean greenstone belts are the northwestern extensions of the Lake Victoria greenstone belt terrain that hosts a number of world class gold deposits including Geita and Bulyanhulu.

In 2015, due to a decrease in gold prices coupled with the reduction of the exploration budget, the Company conducted an impairment analysis whereby the carrying value of the Ngayu exploration and evaluation asset as at December 31, 2015 was assessed for possible impairment. The asset’s recoverable amount was calculated applying a fair value of $15 per ounce of gold in the ground, which was provided by a valuation analysis of an independent report on similar African exploration companies, to the Ngayu project’s Makapela estimated mineral resource. Since the carrying value of the asset was determined to be higher than its recoverable amount, an impairment loss of $2,300,000 was recorded during the year ended December 31, 2015. As at December 31, 2016, the Company conducted an analysis of various factors as per IFRS 6.20 and determined that there were no impairment indicators as at December 31, 2016 and thus an impairment test for exploration and evaluations assets was not considered necessary. As at September 30, 2017, the Company determined that no impairment charge or gain was required.

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Loncor Resources Inc.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2017
(Expressed in U.S. dollars, except for per share amounts - unaudited)

Randgold Agreement

In January 2016, the Company’s Congo subsidiary (“Loncor Congo”) entered into an agreement with Randgold Resources (DRC) Limited ("Randgold") with respect to the Company’s Ngayu project. This agreement provides for the potential future establishment of a joint venture special purpose company (“Mining Company”) between Loncor Congo and Randgold. The Mining Company will be established only if exploration activities undertaken by Randgold at the Ngayu project result in an approved completed pre-feasibility study on any gold discovery meeting the investment criteria of Randgold. The agreement does not include certain parcels of land surrounding and including the Makapela and Yindi prospects which are retained by Loncor Congo and do not form part of the agreement.

Loncor Congo shall only be called upon to contribute to the future costs of the Mining Company after the approval of the completed pre-feasibility study. The parties will then (a) contribute to the funding required pro rata to their participating interests (65% for Randgold and 35% for Loncor, less the free carried interest attributable to Congo authorities under applicable law, determined at the time of establishment) once the Mining Company has been established and any mining rights with respect to the area of discovery are transferred to the Mining Company, or (b) be diluted. The decision-making committee of the Mining Company will determine whether the funding is contributed (for the purpose of funding the Mining Company) by way of equity or shareholder loans.

9.	INTANGIBLE ASSETS

The Company’s intangible assets include licenses and rights. Based on management’s assessment, these intangible assets have been valued at $1 as their fair value is nominal.

10.	SEGMENTED REPORTING

The Company has one operating segment: the acquisition, exploration and development of precious metal projects located in the Congo. The operations of the Company are located in two geographic locations, Canada and the Congo. Geographic segmentation of non-current assets is as follows:

September 30, 2017

	Property, plant		Exploration and
	and equipment	Intangible assets	evaluation
Congo	$1,235	-	$27,870,606
Canada	$15,919	$1	-
	$17,155	$1	$27,870,606

December 31, 2016

	Property, plant		Exploration and
	and equipment	Intangible assets	evaluation
Congo	$18,486	-	$27,857,769
Canada	$16,916	$1	-
	$35,403	$1	$27,857,769

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Loncor Resources Inc.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2017
(Expressed in U.S. dollars, except for per share amounts - unaudited)

11.	ACCOUNTS PAYABLE

The following table summarizes the Company’s accounts payable:

	September 30, 2017	December 31, 2016
Exploration and evaluation expenditures	$227,536	$228,839
Non-exploration and evaluation	$216,448	$174,774
expenditures

Total Accounts Payable	$443,984	$403,613

12.	LOAN

On September 1, 2017. the Company received a loan from an arm’s length party in the amount of $120,195 ($150,000 CDN) that bears interest at 8% per annum and is payable within one year. Total interest accrued on the loan as at September 30, 2017 is $801.

13.	SHARE CAPITAL

a)	Authorized

The authorized share capital of the Company consists of unlimited number of common shares and unlimited number of preference shares, issuable in series, with no par value. All shares issued are fully paid.

The holders of common shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each common share held at all meetings of shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Subject to the prior rights of the holders of the preference shares or any other share ranking senior to the common shares, the holders of the common shares are entitled to (a) receive any dividend as and when declared by the board of directors, out of the assets of the Company properly applicable to payment of dividends, in such amount and in such form as the board of directors may from time to time determine, and (b) receive the remaining property of the Company in the event of any liquidation, dissolution or winding up of the Company.

The Company may issue preference shares at any time and from time to time in one or more series with designations, rights, privileges, restrictions and conditions fixed by the board of directors. The preference shares of each series are ranked on parity with the preference shares of every series and are entitled to priority over the common shares and any other shares of the Company ranking junior to the preference shares, with respect to priority in payment of dividends and the return of capital and the distribution of assets of the Company in the event of liquidation, dissolution or winding up of the Company.

b)	Issued share capital

In February 2016, the Company closed a non-brokered private placement of 67,000,000 common shares of the Company at a price of Cdn$0.015 per share for gross proceeds of Cdn$1,005,000 (the "Offering"). Arnold T. Kondrat, President, Chief Executive Officer and a director of the Company, acquired 60,000,000 of the shares issued under the Offering. Mr. Kondrat now holds 74,300,818 (or 46.82%) of the outstanding common shares of the Company. A portion of the proceeds of the Offering were used to repay short term, non-interest bearing loans totalling Cdn$825,000 provided to the Company by Mr. Kondrat.

In June 2016, the Company closed a non-brokered private placement of 1,750,000 units of the Company at a price of Cdn$0.12 per unit for gross proceeds of Cdn$210,000. Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of Cdn$0.18 for a period of two years.

14 of 20

Loncor Resources Inc.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2017
(Expressed in U.S. dollars, except for per share amounts - unaudited)

In February 2017, the Company closed a non-brokered private placement of 4,000,000 units of the Company at a price of Cdn$0.12 per unit for gross proceeds of Cdn$480,000. Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of Cdn$0.18 for a period of two years. Also in February 2017, the Company closed a second non-brokered private placement of 1,500,000 units of the Company at a price of Cdn$0.13 per unit for gross proceeds of Cdn$195,000. Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of Cdn$0.18 for a period of two years.

As of September 30, 2017, the Company had issued and outstanding 158,689,732 common shares (December 31, 2016 – 153,189,732) and no preference shares are issued and outstanding.

c)	Common share purchase warrants

As at September 30, 2017, the Company had outstanding 3,625,000 (December 31, 2016 – 875,000) common share purchase warrants. No warrants were forfeited or cancelled during the nine months ended September 30, 2017 (year ended December 31, 2016 – nil). The common share purchase warrants are classified as a liability because they are a derivative financial instrument due to their exercise price differing from the functional currency of the Company. The common share purchase warrants are re-valued at year and period end, with a gain or loss reported on the consolidated statement of comprehensive loss. As at September 30, 2017, the Company recognized in the consolidated statement of comprehensive loss a gain of $233,028 representing the change in fair value on this derivative financial instrument. The following table summarizes the Company’s common share purchase warrants outstanding as at September 30, 2017:

		Granted							Remaining
	Opening	during			Closing	Exercise	Exercise period		contractual life
Date of Grant	Balance	period	Exercised	Expired	Balance	Price	(months)	Expiry Date	(months)

29/06/2016	875,000	-	-	-	875,000	$0.18	24	29/06/2018	9
03/02/2017	-	2,000,000	-	-	2,000,000	$0.18	24	03/02/2019	16
28/02/2017	-	750,000	-	-	750,000	$0.18	24	28/02/2019	17
	875,000	2,750,000	-	-	3,625,000

The value of the warrants was calculated using the Black-Scholes model and the assumptions at grant date and period end date were as follows:

(i)

Risk-free interest rate: 0.48% - 1.52%, which is based on the Bank of Canada benchmark bonds yield 2 year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the warrants

(ii)	Expected volatility: 112.46% - 179.41%, which is based on the Company’s historical stock prices
(iii)	Expected life: 1 - 2 years
(iv)	Expected dividends: $Nil

d)	Loss per share

Loss per share was calculated on the basis of the weighted average number of common shares outstanding for the three and nine months ended September 30, 2017 amounting to 158,689,732 and 157,867,388 (three and nine months ended September 30, 2016 – 153,189,732 and 138,394,860) common shares. The diluted weighted average number of common shares outstanding for the three and nine months ended September 30, 2017 amounted to 158,689,732 and 157,867,388 (three and nine months ended September 30, 2016 - 153,189,732 and 138,394,860) common shares. As at September 30, 2017, fully diluted earnings per share calculated by adding 3,190,000 (December 31, 2016 – 3,215,000) common shares related to stock options and 3,625,000 common share purchase warrants were the same as the basic earnings per share because they were anti-dilutive.

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Loncor Resources Inc.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2017
(Expressed in U.S. dollars, except for per share amounts - unaudited)

14.	SHARE-BASED PAYMENTS

The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or consultants of the Company or any of its subsidiaries. No amounts are paid or payable by the recipient on receipt of the option, and the exercise of the options granted is not dependent on any performance-based criteria. In accordance with these programs, options are exercisable at a price not less than the last closing price of the shares at the grant date.

Under this Stock Option Plan, 25% of options granted vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.

The following tables summarize information about stock options:

For the nine months ended September 30, 2017:
		During the Period					Weighted
							average
Exercise Price	Opening Balance					Closing Balance	remaining	Vested &	Unvested
Range (Cdn$)		Granted	Exercised	Forfeiture	Expired		contractual	Exercisable
							life (years)

0-0.99	2,400,000	-	-	-		- 2,400,000	2.59	1,800,000	600,000
1.00 - 1.25	815,000	-	-	(25,000)		- 790,000	0.05	790,000	-
	3,215,000	-	-	(25,000)		- 3,190,000	1.96	2,590,000	600,000
Weighted Average Exercise Price (Cdn$)	0.31	-	-	-	-	0.31		0.36	0.06

For the nine months ended September 30, 2016:
		During the Period					Weighted
							average
Exercise Price	Opening Balance					Closing Balance	remaining	Vested &	Unvested
Range (Cdn$)		Granted	Exercised	Forfeiture	Expired		contractual	Exercisable
							life (years)
0-0.99	-	2,400,000	-	-	-	2,400,000	3.32	600,000	1,800,000
1.00 - 1.25	815,000	-	-	-	-	815,000	0.30	815,000	-
2.45 - 2.69	580,000	-	-	-	(580,000)	-	0.00	-	-
	1,395,000	2,400,000			(580,000)	3,215,000	2.56	1,415,000	1,800,000
Weighted Average Exercise Price (Cdn$)	0.71	0.06			2.65	0.31		0.63	0.06

There were no stock options granted during the nine months ended September 30, 2017. The weighted average fair value of stock options as at September 30, 2017 was estimated at Cdn$0.11 per stock option (year ended December 31, 2016 – Cdn$0.11) .

During the nine months ended September 30, 2017, the Company recognized in the statement of comprehensive loss as an expense $19,668 (nine months ended September 30, 2016 – $44,629) representing the vesting of the fair value at the date of grant of stock options previously granted to employees, directors and officers under the Company’s Stock Option Plan.

15.	COMMITMENTS

Lease Commitments

The Company has in place a lease agreement for the head office location in Toronto, Canada.

16 of 20

Loncor Resources Inc.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2017
(Expressed in U.S. dollars, except for per share amounts - unaudited)

16.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

a)	Fair value of financial assets and liabilities

The consolidated statements of financial position carrying amounts for cash and cash equivalents, advances receivable, balances due from and due to related parties, accounts payable, accrued liabilities and the employee retention allowance approximate fair value due to their short-term nature.

Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

There were no transfers between Level 1, 2 and 3 during the reporting period. Cash and cash equivalents are ranked Level 1 as the market value is readily observable. The carrying value of cash and cash equivalents approximates fair value, as maturities are less than three months.

The fair value of warrants (note 12c) would be included in the hierarchy as follows:

30-Sep-17

Liabilities:	Level 1	Level 2	Level 3
Canadian dollar common share purchase warrants	-	$88,343	-

31-Dec-16

Liabilities:	Level 1	Level 2	Level 3
Canadian dollar common share purchase warrants	-	$85,633	-

b)	Risk Management Policies

The Company is sensitive to changes in commodity prices and foreign-exchange. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, futures and forward contracts, it does not generally enter into such arrangements.

c)	Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign exchange gains or losses are reflected as a separate item in the consolidated statement of comprehensive loss. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

17 of 20

Loncor Resources Inc.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2017
(Expressed in U.S. dollars, except for per share amounts - unaudited)

The following table indicates the impact of foreign currency exchange risk on net working capital as at September 30, 2017. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Canadian dollar which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Canadian dollar would have had the equal but opposite effect as at September 30, 2017.

September 30, 2017
Canadian dollar
Cash and cash equivalents	7,377
Accounts payable and accrued liabilities	(484,937)
Employee retention allowance	(258,132)
Total foreign currency financial assets and liabilities	(735,693)
Foreign exchange rate at September 30, 2017	0.8013
Total foreign currency financial assets and liabilities in US $	(589,511)
Impact of a 10% strengthening of the US $ on net loss	(58,951)

d)	Credit Risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents, advances receivable, and due from related parties. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

The Company limits its exposure to credit risk on any investments by investing only in securities rated R1 (the highest rating) by credit rating agencies such as the DBRS (Dominion Bond Rating Service). Management continuously monitors the fair value of any investments to determine potential credit exposures. Short-term excess cash is invested in R1 rated investments including money market funds and other highly rated short-term investment instruments. Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries on operations.

The carrying amount of financial assets represents the maximum credit exposure. The Company’s gross credit exposure at September 30, 2017 and December 31, 2016 was as follows:

	September 30,	December 31,
	2017	2016
Cash and cash equivalents	$25,099	$21,520
Advances receivable	$210,697	$98,352
Due from related parties	$4,466	$0
	$240,262	$119,872

e)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents and equity capital markets. All financial obligations of the Company including accounts payable of $443,984, accrued liabilities of $177,678, due to related parties of $47,545, employee retention allowance of $619,391 and a loan of $120,996 are due within one year.

18 of 20

Loncor Resources Inc.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2017
(Expressed in U.S. dollars, except for per share amounts - unaudited)

f)	Mineral Property Risk

The Company’s operations in the Congo are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment in or loss of part or all of the Company's assets.

g)	Capital Management

The Company manages its common shares, warrants and stock options as capital. The Company’s policy is to maintain a sufficient capital base in order to meet its short term obligations and at the same time preserve investors’ confidence required to sustain future development of the business.

	September 30,	December 31,
	2017	2016
Share capital	$77,286,874	$77,048,991
Reserves	$8,216,861	$8,197,193
Deficit	$(58,793,774)	$(58,589,102)
Common share purchase warrants	$88,343	$85,633
	$26,798,304	$26,742,715

17.	SUPPLEMENTAL CASH FLOW INFORMATION

During the periods indicated the Company undertook the following significant non-cash transactions:

		For the three months ended		For the nine months ended

		September 30,
	Note		September 30, 2016	September 30, 2017	September 30, 2016
		2017

Depreciation included in exploration and evaluation assets	8	$65	$10,854	$17,252	$33,333

Employee retention allowance included in exploration and evaluation assets	18	$-	$2,450	$-	$7,350

18.	EMPLOYEE RETENTION ALLOWANCE

The Company has an incentive employee retention plan under which an amount equal to one month salary per year of service is accrued to each qualified employee up to a maximum of 10 months (or 10 years of service with the Company and/or a related company). To qualify for this retention allowance, an employee must complete two years of service with the Company and/or a related company. The full amount of retention allowance accumulated by a particular employee is paid out when the employee is no longer employed with the Company, unless there is a termination due to misconduct, in which case the retention allowance is forfeited. There is uncertainty about the timing of these outflows but with the information available and assumption that eligible employees will not be terminated due to misconduct, as at September 30, 2017, the Company had accrued a total liability of $619,391 (December 31, 2016 - $596,849).

The following table summarizes information about changes to the Company’s employee retention allowance during the nine months ended September 30, 2017.

19 of 20

Loncor Resources Inc.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2017
(Expressed in U.S. dollars, except for per share amounts - unaudited)

	$
Balance at December 31, 2015		570,487
Additions		21,255
Foreign exchange gain		5,107
Balance at December 31, 2016		596,849
Additions		8,079
Foreign exchange gain		14,463
Balance at September 30, 2017		619,391

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